UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GVI Security Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

3622E10 1

(CUSIP Number)

Europa International, Inc.
c/o Knoll Capital Management, L.P.
666 Fifth Avenue
New York, New York 10103
212-808-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E 10 1	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Europa International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Joint Filer
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 164,347,992
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 164,347,992
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,347,992
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

CUSIP No. 36242E 10 1	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Knoll Capital Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Joint Filer
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 164,740,563
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 164,740,563
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,740,563
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

CUSIP No. 36242E 10 1	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fred Knoll
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Joint Filer
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 164,740,563
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 164,740,563
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,740,563
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

Item 1. Security and Issuer.

This Amendment No. 7 (this “Amendment”) on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2801 Trade Center Drive, Carrollton, Texas 75007. This Amendment is being filed by the Reporting Persons to amend the Schedule 13D previously filed by them with the Securities and Exchange Commission (the “Schedule 13D”). Except as set for the below in Item 3, this Amendment restates the Schedule 13D in its entirety.

Item 2. Identity and Background.

This statement is being filed jointly by Europa International Inc. (“Europa”), a company organized under the laws of the British Virgin Islands; Knoll Capital Management, L.P. (“KCM”), a Delaware limited partnership; and Fred Knoll (“Knoll”), a citizen of the United States; (Europa, KCM and Knoll, collectively, the “Reporting Persons”).

KCM is an investment management firm and is the general partner and manages the investments of Europa and Thinking Technologies, L.P., a Delaware limited partnership (“Technologies”). Knoll is the principal partner and president of KCM. Knoll is also an investment advisor to Knoll Capital Management Fund II Master Fund, Ltd., a Cayman Island company (“KCF II”).

The address for each of Europa, KCM and Knoll is 666 Fifth Avenue, New York, New York 10103.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On October 4, 2006, Europa purchased 10 Units in a private placement (the “Private Placement”) for an aggregate purchase price of $500,000 out of working capital. In addition Europa acquired a Warrant to purchase 32,503,125 shares of the Issuer’s Common Stock at a purchase price of $.004 per share for no consideration. Each Unit purchased in the Private Placement consisted of 1,250,000 shares of the Common Stock and a $45,000 principal amount 6% Subordinated Secured Convertible Promissory Note (the “Convertible Notes”) convertible into Common Stock at a conversion price of $.004 per share. By their terms, the Convertible Notes may not be converted into Common Stock until such time as the Issuer has a sufficient number of authorized shares of Common Stock to effect such conversion. Because the Issuer’s Board of Directors and the holders of a majority of the outstanding shares of Common Stock (including Europa) have approved a 50-for-1 reverse split of the Common Stock which would permit the conversion of all of the Convertible Notes, for the purpose of computing beneficial ownership herein, the Convertible Notes have been deemed to be convertible within 60 days from the date hereof.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock and Convertible Notes for investment purposes but intend to review such investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Other than set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing:

Europa owns 164,347,992 shares of the Common Stock of the Issuer consisting of (i) 19,344,867 shares of the Common Stock of the Issuer; (ii) 112,500,000 shares of the Common Stock of the Issuer underlying the Convertible Note owned by Europa; and (iii) a Warrant to purchase 32,503,125 shares of the Common Stock of the Issuer at a purchase price of $.004 per share owned directly by Europa (the “Europa Warrant”).

Each of KCM and Knoll own 164,740,563 shares of the Common Stock of the Issuer consisting of (i) 19,344,867 shares of the Common Stock of the Issuer; (ii) 112,500,000 shares of the Common Stock of the Issuer underlying the Convertible Note owned by Europa; (iii) 32,503,125 shares of the Common Stock underlying the Europa Warrant; (iv) an immediately exercisable Warrant to purchase 333,333 shares of the Common Stock of the Issuer at a purchase price of $1.50 per share (the “KCFII Warrant”) owned by KCF II; and (v) 59,238 shares of the Common Stock of the Issuer owned directly by Technologies.

As of the date of this filing (based on 178,275,973 shares of the Common Stock of the Issuer issued and outstanding), the 164,347,992 shares of the Common Stock of the Issuer beneficially owned by Europa constitutes approximately 50.8% of the Company’s outstanding shares of Common Stock; and the 164,740,563 shares of the Common Stock of the Issuer owned by each of KCM and Knoll constitutes approximately 50.9% of the Company’s outstanding shares of Common Stock.

(b)  Europa shares the power to vote and dispose of, or to direct the vote or disposition of all of the 164,347,992 shares of the Common Stock owned by it with KCM and Knoll.

KCF II and Technologies share the power to vote and dispose of, or to direct the vote or disposition of the securities owned by them with KCM and Knoll.

(c) The following purchase of Common Stock and Convertible Notes was effected by Europa in the past 60 days, constituting all of the transactions effected by it in the Company’s Common Stock in the past 60 days. The purchase was made in the Private Placement.

Date of Purchase	Securities Purchased	Price per Unit
10/4/06	10 Units, consisting of 12,500,000 shares of Common Stock and a $450,000 Convertible Note convertible into 112,500,000 shares of Common Stock.	$50,000 (for an aggregate purchase price of $500,000)

In addition to the foregoing, on October 4, 2006, Europa acquired a Warrant to purchase 32,503,125 shares of the Common Stock of the Issuer at a purchase price of $.004 per share for no cash consideration.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 20, 2006	Europa International, Inc.
By: Knoll Capital Management L.P., Investment Manager

By: /s/Fred Knoll
Fred Knoll, President

Dated: October 20, 2006	Knoll Capital Management, L.P.

By: /s/Fred Knoll
Fred Knoll, President

Dated: October 20, 2006	/s/Fred Knoll
Fred Knoll

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GVI Security Solutions, Inc., and hereby affirm that this Amendment No. 7 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: October 20, 2006	Europa International, Inc.
By: Knoll Capital Management L.P., Investment Manager

By: /s/Fred Knoll
Fred Knoll, President

Dated: October 20, 2006	Knoll Capital Management, L.P.

By: /s/Fred Knoll
Fred Knoll, President

Dated: October 20, 2006	/s/Fred Knoll
Fred Knoll